UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Documents filed as part of Form 6-K see the exhibit index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: April 5, 2013	By:	/s/ Jennifer A. Harker
Name: Jennifer A. Harker
Title: Corporate Secretary & Senior Legal Counsel

Exhibit Index

Exhibit	Decription
99.1	Information Circular
99.2	Notice of Meeting
99.3	Proxy Form